UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)
FOR THE FISCAL YEAR ENDED JANUARY 31, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

Commission File Number: 001-12951

A. Full title of the Plan and the address of the Plan, if
different from that of the issuer named below:

BUCKLE 401(K) PLAN

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office

THE BUCKLE, INC.
2407 WEST 24TH STREET
P.O. BOX 1480
KEARNEY, NEBRASKA 68848-1480

REQUIRED INFORMATION

Plan financial statements and schedules are prepared in accordance with the financial reporting requirements of ERISA (Employee Retirement Income Income Security Act of 1974) and are included herein as listed in the table of contents below.

Table of Contents

(a) Financial Statements	Pages

Report of Independent Registered Public Accounting Firm	1

Statements of Net Assets Available for Benefits as of
January 31, 2006 and 2005	2

Statements of Changes in Net Assets Available for Benefits
for the Years Ended January 31, 2006 and 2005	3

Notes to Financial Statements	4-7

(b) Supplemental Schedule

Form 5500 Schedule H Part IV Line 4(i) -
Schedule of Assets (Held at End of Year) as of January 31, 2006	8

(c) Exhibits

Exhibit A - Consent of Independent Registered Public Accounting Firm	10

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Buckle 401(K) Plan
Kearney, Nebraska

We have audited the accompanying statements of net assets available for benefits of the Buckle 401(K) Plan (the “Plan”) as of January 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of January 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosures under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. Such supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic fiscal 2005 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

DELOITTE & TOUCHE LLP

Omaha, Nebraska
July 27, 2006

BUCKLE 401(K) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF JANUARY 31, 2006 AND 2005

	2006	2005

ASSETS:

Participant directed investments (Note D)	$28,096,480	$24,788,266

Receivables:
Participant contributions	61,757	59,129
Employer contribution	590,496	544,854
Total receivables	652,253	603,983

NET ASSETS AVAILABLE FOR BENEFITS	$28,748,733	$25,392,249

The accompanying notes are an integral part of these financial statements.

BUCKLE 401(K) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED JANUARY 31, 2006 AND 2005

	2006	2005
ADDITIONS:
Investment income:
Net appreciation in fair value of investments (Note D)	$2,073,979	$1,410,089
Interest and dividends	1,115,249	403,135
	3,189,228	1,813,224

Contributions:
Participant	1,611,308	1,472,685
Employer	590,478	540,929
	2,201,786	2,013,614

Total additions	5,391,014	3,826,838

DEDUCTIONS:
Benefits paid to participants	2,009,599	1,499,119
Administrative expenses	24,931	34,545

Total deductions	2,034,530	1,533,664

INCREASE	3,356,484	2,293,174

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	25,392,249	23,099,075

End of year	$28,748,733	$25,392,249

The accompanying notes are an integral part of these financial statements.

BUCKLE 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED JANUARY 31, 2006 AND 2005

A.	DESCRIPTION OF THE PLAN

The following description of the Buckle 401(K) Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan provisions. The Plan’s fiscal year ends on January 31. References to years in this report relate to fiscal years as defined below:

Fiscal Year	Year Ended
2005	January 31, 2006
2004	January 31, 2005

General - The Plan is a defined contribution plan covering all employees working 1,000 hours or more per year who have one year of service and are at least age twenty. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended. It was established February 1, 1986 and last amended November 17, 2003. The Plan administrator is The Buckle, Inc. (the “Company”). Wells Fargo Bank, N.A. serves as the Plan trustee and recordkeeper.

Contributions - Participants may contribute from 2% to 50% of their salary, as defined in the Plan. The Company may contribute to the Plan at its discretion. The Company contributions to the Plan were $590,478 and $540,929 during the years ended January 31, 2006 and 2005, respectively. Participants direct the investment of all contributions into various investment options by the Plan. Contributions are subject to certain Internal Revenue Code (“IRC”) limitations.

Participant Accounts - Individual accounts are maintained for each plan participant. Each participant’s account is credited with the participant’s contribution and an allocation of (a) the Company’s discretionary contribution, (b) Plan earnings (losses), and (c) forfeiture of terminated participants’ nonvested accounts and is charged with withdrawals and an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined in the Plan. Administrative expenses were allocated to participant’s vested balances at an annual rate of $30 ($7.50 per quarter) for each quarter of the fiscal 2004 plan year and for the first quarter of the fiscal 2005 plan year and at an annual rate of $25 ($6.25 per quarter) for the second, third and fourth quarters of the fiscal 2005 plan year. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting - Participants are immediately vested in their voluntary contributions plus actual earnings (losses) thereon. The remainder of their account vests over a six-year period, which follows:

Percent
Years of Service	Vested

Two	20%
Three	40%
Four	60%
Five	80%
Six	100%

Years of service for vesting purposes requires working 1,000 hours or more during the Plan year.

Participant Loans - Participants may borrow from their individual contribution accounts a minimum of $1,000 up to a maximum equal to the lessor of $50,000 or 50% of their vested account balance. Loan terms range from one to five years or up to thirty years for the purchase of a primary residence. The loans are secured by the vested balance in the participant’s account and bear interest at a rate based on the published prime rate plus 1%. At January 31, 2006, interest rates range from 5.00% to 10.50%. Principal and interest are paid ratably through bi-weekly payroll deductions.

Payment of Benefits - On termination of service, a participant may elect to receive either a lump-sum amount equal to the value of his or her vested account, annual installments over a five-year period, or payment in the form of an annuity.

Forfeited Accounts - Forfeitures of terminated participants’ nonvested accounts are allocated to the individual accounts of participants remaining in the Plan, and were $50,247 and $72,502, respectively, during the years ended January 31, 2006 and 2005. At January 31, 2006 and 2005, forfeited nonvested accounts were $61,603 and $82,724, respectively.

B.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The financial statements of the Plan are prepared under the accrual method of accounting. The financial statements were prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974 as permitted by the Securities and Exchange Commission’s amendments to Form 11-K.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties - The Plan utilizes various investment instruments, including mutual funds. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Valuation of Investments and Income Recognition - The mutual funds and the Company stock fund are recorded at quoted market value of stocks comprising them. The collective trust fund is stated at estimated fair value based on the redemption value of the underlying funds as determined by the trustee. Money market accounts are recorded at the cash equivalent amount which approximates fair value. Participant loans are valued at cost plus accrued interest which approximates fair value.

The net appreciation (depreciation) in the fair value of investments is based on the fair value of the investments at the beginning of the year or cost, if purchased during the year.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Administrative Expenses - Administrative expenses are paid by either the Company or the Plan, in accordance with the terms of the Plan Services Agreement.

Payment of Benefits - Benefit payments to participants are recorded upon distribution. Amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid were $0 and $0 at January 31, 2006 and 2005, respectively.

C.	FEDERAL INCOME TAX STATUS

The Plan uses a prototype non-standardized plan document sponsored by Wells Fargo Bank Nebraska NA (“WFBN”). WFBN received an opinion letter from the Internal Revenue Service (the “IRS”), dated August 30, 2001, which states that the prototype document satisfies the applicable provisions of the IRC. The Plan itself has not received a determination letter from the IRS. The prototype plan document has been amended since receiving the determination letter. However, the Plan’s management believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income tax has been included in the Plan’s financial statements.

D.	INVESTMENTS

The following table presents the fair value of Plan investments which exceed 5% of net assets available for benefits as of January 31, 2006 and 2005.

	2006	2005

Investments at Fair Value as Determined by Quoted Market Price:
Balanced Fund:
American Funds Income Fund of America	$2,324,212	$2,060,023
The Buckle Stock Fund:
The Buckle, Inc.	4,468,066	3,557,981
Large Value Fund:
Van Kampen Comstock	4,504,557	4,230,538
Large Blend Fund:
Federated Capital Appreciation	3,685,097	3,672,633
Large Growth Fund:
Wells Fargo Advantage Capital Growth	2,134,299	-
Wells Fargo Large Company Growth	-	1,772,548
Foreign Large Value Fund:
Franklin Templeton Foreign	3,289,063	2,840,530
World Stock Fund:
Oppenheimer Global	1,454,563	1,019,129

Investments at Estimated Fair Value:
Stable Value Fund - Wells Fargo Collective Stable Return	$2,835,249	$2,866,930

During the years ended January 31, 2006 and 2005, the Plan’s investments (including investments bought, sold, and held during the year) appreciated in value by $2,073,979 and $1,410,089, respectively, as follows:

	Years Ended January 31,
Net Change in Fair Value	2006	2005

Investments at Fair Value as Determined by Quoted
Market Price:
Common stock	$826,173	$369,085
Mutual Funds	1,136,736	935,976

Investments at Estimated Fair Value:
Collective trust fund	111,070	105,028

Net appreciation in fair value	$2,073,979	$1,410,089

E.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan at any time subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts. The Company may direct the trustee either to distribute the Plan’s assets to the participants, or to continue the trust and distribute benefits as though the Plan had not been terminated.

F.	RELATED PARTY TRANSACTIONS

Plan investments include The Buckle Stock Fund which is invested primarily in the stock of The Buckle, Inc., the Plan sponsor and, therefore, these investments and actual transactions qualify as party-in-interest. The Plan holds 121,027 shares of The Buckle, Inc. common stock at January 31, 2006 and 117,486 shares at January 31, 2005 which have a cost basis of $2,171,693 and $1,990,079, respectively. Certain Plan investments are managed by Wells Fargo Financial. Wells Fargo Financial is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest.

BUCKLE 401(K) PLAN

SUPPLEMENTAL SCHEDULE
FORM 5500 SCHEDULE H PART IV LINE 4(i)
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF JANUARY 31, 2006

Column B	Column C	Column E
	Description of Investment,
	Including Maturity Date, Rate
Identity of Issue, Borrower,	of Interest, Collateral, and	Current
Lessor or Similar Party	Par or Maturity Value	Value

The Buckle, Inc.:
*The Buckle Stock Fund	121,027 shares	$4,468,066

Balanced Fund:
American Funds Income Fund of America	125,227 shares	2,324,212

Fixed Income Fund:
*Wells Fargo Advantage Intermediate Government Income	13,920 shares	148,526
Goldman Sachs Core Fixed Income	30,833 shares	304,016

Large Value Fund:
Van Kampen Comstock	249,975 shares	4,504,557

Large Blend Fund:
*Wells Fargo Advantage Index	18,340 shares	942,489
Federated Capital Appreciation	142,282 shares	3,685,097

Large Growth Fund:
*Wells Fargo Advantage Capital Growth	122,380 shares	2,134,299
American Funds Growth Fund of America	1,731 shares	55,788

Small Value Fund:
*Wells Fargo Advantage Small Company Value	40,980 shares	651,576

Mid-Cap Growth Fund:
Lord Abbett Growth Opportunities	13,273 shares	288,828

Foreign Large Value Fund:
Franklin Templeton Foreign	246,556 shares	3,289,063

World Stock Fund:
Oppenheimer Global	20,682 shares	1,454,563

Stable Value Fund:
*Wells Fargo Collective Stable Return	74,367 shares	2,835,249

Targeted Maturity Fund:
*Wells Fargo Advantage Outlook Today	5,817 shares	60,793
*Wells Fargo Advantage Outlook 2010	1,399 shares	18,206
*Wells Fargo Advantage Outlook 2020	458 shares	6,594
*Wells Fargo Advantage Outlook 2030	4,756 shares	72,203
*Wells Fargo Advantage Outlook 2040	2,530 shares	42,758

	Maturing from February 2006 to
	September 2020, interest rates of
*Participant Loans	5.0% to 10.5%	809,597

		$28,096,480

* Party-In-Interest.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of The Buckle, Inc. Employee Benefits Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

BUCKLE 401(K) PLAN

Date July 27, 2006	By:	/s/ DENNIS H. NELSON
Dennis H. Nelson
President and Chief Executive Officer

Exhibit A

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-133384, Registration Statement No. 333-82448, Registration Statement No. 333-706333, Registration Statement No. 333-70641 and Registration Statement No. 333-70643 of The Buckle, Inc. on Form S-8 of our report dated July 27, 2006, appearing in this Annual Report on Form 11-K of the Buckle 401(K) Plan for the year ended January 31, 2006.

DELOITTE & TOUCHE LLP

Omaha, Nebraska
July 27, 2006